FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of July


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.







                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company

BG Group plc

2. Name of shareholder with a major interest

Barclays PLC

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Nominee/ Registered name                                           Shares held
Bank of Ireland                                                         36,393
Bank of New York                                                       249,340
Barclays Capital Nominees                                            3,838,186
Barclays Capital Securities                                            314,000
Barclays Global Investors, Canada                                      252,818
Barclays Trust Co                                                       56,800
BNP Paribas                                                             81,221
Chase Nominees                                                       7,240,211
CIBC Mellon Global Securities                                           62,992
Clydesdale Nominees                                                    208,215
Gerrard Nominees                                                        42,846
Greig Middleton Nominees                                             1,091,745
Investors Bank & Trust Co                                           42,288,276
JPMorgan (BGI Custody)                                              33,416,795
JPMorgan Chase Bank                                                  6,051,668
Master Trust Bank                                                       34,983
Mellon Trust -US Custodian                                             282,879
Mellon Trust of New England                                             84,109
Mitsubishi Trust International                                          25,391
Mitsui Asset                                                            57,891
Northern Trust Bank                                                    427,769
RC Greig Nominees                                                    4,775,537
State Street Bank & Trust -WI                                          160,865
State Street Bank & Trust Co                                           973,070
State Street Bank & Trust Boston                                     1,814,830
State Street Trust of Canada                                           143,026
The Northern Trust Company                                             102,405
Trust & Custody Services Bank                                           36,965
Zeban Nominees                                                          74,768


5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares of 10 pence each

10. Date of transaction

N/A

11. Date listed company informed

12 July 2006

12. Total holding following this notification

104,225,994 ordinary shares of 10p each

13. Total percentage holding of issued class following this notification

3.02%

14. Any additional information

Shares in issue (excluding shares held in Treasury) as at 12 July 2006 - 3,452,342,386

15. Name of contact and telephone number for queries

Carol Inman - 0118 935 3222

16. Name of duly authorised officer of the listed company responsible for making this notification

Carol Inman
Assistant Secretary
BG Group plc

Date of notification: 13 July 2006

www.bg-group.com


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 13 July 2006                               By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary